SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 11-K

☒   Annual Report pursuant to Section 15(d) of the

Securities Exchange Act of 1934

for the fiscal year ended December 31, 2003.

or

☐   Transition Report pursuant to Section 15(d) of the

Securities Exchange Act of 1934

for the transition period from                 to                     .

Commission File Number:  0-11204

Ameriserv Financial
401(k) Profit Sharing Plan

(Full title of the plan)

Ameriserv Financial, Inc.

Main and Franklin Streets

Johnstown, PA  15901

(Name of issuer of the securities held pursuant to the plan and the address of its principal executive office.)

Registrant’s telephone number, including

area code:  (814) 533-5300

Notices and communications from the Securities and Exchange

Commission relative to this report should be forwarded to:

Ameriserv Financial, Inc.

Main and Franklin Streets

Johnstown, PA  15901

Attention:  Nicholas E. Debias, Jr.

With a copy to:

Wesley R. Kelso, Esquire

Stevens & Lee

Suite 602

25 North Queen Street

Lancaster, PA  17603

Item 1.    Financial Statements and Exhibits

a.  Financial Statements

1.               Report of Barnes, Saly & Company, LLP.

2.               Audited Statements of Net Assets Available for Benefits as of December 31, 2003.

3.               Audited Statements of Changes in Net Assets Available for Benefits for the period beginning October 1, 2003 (date of inception) to December 31, 2003.

4.               Notes to Financial Statements.

b.  Exhibits

1.               Consent of Barnes, Saly & Company, LLP.

AMERISERV FINANCIAL

401(k) PROFIT SHARING PLAN

FINANCIAL REPORT

DECEMBER 31, 2003

C O N T E N T S

INDEPENDENT AUDITOR’S REPORT

FINANCIAL STATEMENTS

Statements of Net Assets Available for Benefits - December 31, 2003

Statements of Changes in Net Assets Available for Benefits — For the Period Beginning October 1, 2003 (Date of Inception) to December 31, 2003

Notes to financial statements

SUPPLEMENTARY INFORMATION

Schedule H, Line 4i - Schedule of Assets (Held At End of Year) - December 31, 2003

INDEPENDENT AUDITOR’S REPORT

Board of Trustees and Participants

Ameriserv Financial 401(k) Profit Sharing Plan

Johnstown, Pennsylvania

We have audited the accompanying statements of net assets available for benefits of Ameriserv Financial 401(k) Profit Sharing Plan as of December 31, 2003, and the related statements of changes in net assets available for benefits for the period beginning October 1, 2003 (date of inception) to December 31, 2003. These financial statements are the responsibility of the Plan’s management.  Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards as established by the Auditing Standards Board (United States) in accordance with the auditing standards of the Public Company Accounting Oversight Board (United States).  Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement.  An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements.  An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.  We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of  the Ameriserv Financial 401(k) Profit Sharing Plan as of December 31, 2003, and the changes in net assets available for benefits for the period beginning October 1, 2003 (date of inception) to December 31, 2003, in conformity with accounting principles generally accepted in the United States of America.

Our audits were made for the purpose of forming an opinion on the financial statements taken as a whole. The supplemental schedules of assets held at the end of the year ended December 31, 2003, are presented for the purpose of additional analysis and are not a required part of the basic financial statements, but are supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974.  The supplemental schedules are the responsibility of the plan’s management.  The supplemental schedules have been subjected to the auditing procedures applied in the audits of the basic financial statements and in our opinion, are fairly stated in all material respects in relation to the basic financial statements taken as a whole.

/s/ Barnes, Saly & Company, LLP
Johnstown, Pennsylvania
June 3, 2004

AMERISERV FINANCIAL 401(k) PROFIT SHARING PLAN

STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS

December 31, 2003

Participant Directed 2003

Investments at fair value (Notes 1, 2 and 3):
Investments in securities of participating employers (Note 4) Ameriserv Financial, Inc. common stock	$463,100

Investments in securities of unaffiliated issuers and others
Shares of registered investment companies	5,970,485
Common/Collective funds	8,500,748
Sky Financial common stock (formerly Three Rivers Bancorp, Inc) (Note 1)	133,617
Notes Receivable	154,239
Money Market	1,347,360
$16,569,549

Receivables:
Accrued investment income	$25,500

Participant contribution	26,766
Employer contribution	4,568
Other receivables	54,438
$111,272

Cash	$8

Total assets	$16,680,829

Liabilities
None	$-0-
Net assets available for benefits	$16,680,829

See Notes to Financial Statements.

AMERISERV FINANCIAL 401(k) PROFIT SHARING PLAN

STATEMENTS OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFIT

For the Period Beginning October 1, 2003 (Date of Inception)

to December 31, 2003

Participant Directed 2003

Additions to net assets attributed to:
Investment income:
Net appreciation (depreciation) in fair value of investments (Notes 3 and 4)	$692,451
Interest	9,849
Dividends (Note 4)	62,456
$764,756

Contributions:
Participant (Note 7)	$175,280
Employer	27,459
Rollovers	8,237
$210,976

Transfers from other benefit plans (Note 10)	$15,785,060

Total additions	$16,760,792

Deductions from net assets attributed to:
Benefits paid to participants	79,963

Net increase (decrease)	$16,680,829

Net assets available for benefits:
Beginning of year	$ - 0 -

End of year	$16,680,829

See Notes to Financial Statements.

AMERISERV FINANCIAL 401(k) PROFIT SHARING PLAN

NOTES TO FINANCIAL STATEMENTS

December 31, 2003

NOTE 1:     PLAN DESCRIPTION

The following description of Ameriserv Financial 401(k) Profit Sharing Plan (the Plan) provides only general information.  Participants should refer to the Plan agreement for a more complete description of the Plan’s provisions.

General:

The Plan is a defined contribution plan covering substantially all employees of Ameriserv Financial, Inc.(Company) which is a bank holding company, Ameriserv Financial Bank (the Bank and Employer) which is a wholly-owned subsidiary and Ameriserv Trust and Financial Services, all related companies.  It covers all employees who are members of the United Steelworkers of America, AFL-CIO-CLC, Local Union 2635-06 (Union) as well as the management level employees of Ameriserv Associates, Inc.  Employees become eligible to participate in the Plan the earlier of January 1st, April 1st, July 1st or October 1st following the completion of twelve-consecutive months of service with at least 500 hours of service (employee deferrals) or 1000 hours (employer discretionary contribution) and the attainment of age twenty-one.  The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA).  The Plan is not covered by the Pension Benefit Guaranty Corporation.

The Plan was established on October 1, 2003 with the merger of the Company’s Collectively Bargained 401(k) Plan, the Noncollectively Bargained 401(k) Plan, and the Profit Sharing Plan.  See Note 10 for further detail regarding the merger.

Contributions:

Participants are permitted to make elective deferrals in any amount from one (1) to one hundred (100) percent of their compensation up to a maximum of $12,000 each year and a maximum of $14,000 for individuals over 50. Participants are permitted to amend their salary savings agreements to change the contribution percentage on January 1st, April 1st, July 1st and October 1st each year.  The employee salary deferrals are exempt from federal income tax until withdrawn from the Plan.

The employer has the right to make a discretionary contribution to the Plan. Any contribution to be made will be on an annual basis and such contribution is allocated as a percentage of compensation of eligible participants for the Plan year.  In addition, the employer contributes two (2) percent of the employee’s gross compensation on behalf of its Collectively Bargained participants.

Participant Accounts:

Each participant account is credited with an allocation of the plan earnings.  A participant’s share of investment earnings and any increase or decrease in the fair market value of the Fund, is based on the proportionate value of all active accounts (other than accounts with segregated investments) as of the last valuation date, less withdrawals since the last valuation date.  Contributions will be credited with an allocation of the actual investment earnings and gains and losses from the actual deposit of each such contribution until the end of the plan year.

Vesting:

Participants are immediately vested in their voluntary contributions including rollover and transfer contributions from other qualified plans plus actual earnings thereon.  Vesting in the employer’s contribution portion of their accounts plus actual earnings thereon is based on years of continuous service.  A participant is 100% vested after 5 years of credited service.  Also a participant shall be 100% vested upon attaining the age of 65, incurs a disability prior to termination of employment or dies prior to termination of employment.

Investment Options:

Upon enrollment in the Plan, a participant must direct their salary deferral and employer contributions in 5 percent increments in one or more of twenty-nine mutual funds, six common/collective portfolios, two money market funds, and the Ameriserv Financial, Inc. common stock (see Note 4 for related party details). Although certain participants received shares of Three Rivers Bancorp, Inc. common stock (a.k.a. “Sky Financial” stock) as a result of the 2000 spin-off of Ameriserv Financial’s Three Rivers Bank subsidiary, such is not an investment option for additional purchase. The diversified mutual fund investment options include a bond and government securities funds and various U.S. and foreign stock funds.  Participants may change their investment options any time throughout the year via internet access to Ameriserv Trust and Financial Services Company.

The Plan also includes participant notes.  Participants may borrow from their fund accounts a minimum of $1,000 up to a maximum equal to the lesser of $50,000 or 50 percent of their account balance.  Loan transactions are treated as a transfer to (from) the investment fund from (to) the Participant Notes fund.  Loan terms range from 1-5 years.  The loans are secured by the balance in the participant’s account and bear interest at a rate commensurate with local prevailing rates as determined by the Plan administrator.  Interest rates range from 6.25 percent to 12.49 percent.  Principal and interest is paid ratably through semi-monthly payroll deductions.

Payment of Benefits:

On termination of service, a participant with an account may elect to receive a lump-sum amount equal to the value of his or her account.  The Plan also provides for normal retirement benefits to be paid in the form of a lump sum upon reaching age 65 or termination of employment and has provisions for deferred, death, disability retirement benefits and hardship withdrawals.

Forfeitures:

Amounts of participants’ forfeited non-vested accounts shall be allocated to participants in the same manner as an employer discretionary contribution.  There is $50,581 of forfeitures as of December 31, 2003 not allocated to participants.

Administrative Expenses:

Certain administrative functions are performed by officers and employees of the Company and Bank.  No such officer or employee receives compensation from the Plan.  Certain other administrative expenses are paid directly by the Company and Bank.

NOTE 2:      SIGNIFICANT ACCOUNTING POLICIES

Basis of Accounting:

The financial statements of the Plan are prepared under the accrual method of accounting.

Investment Valuation and Income Recognition:

The Plan’s investments are stated at fair value.  Shares of registered investment companies (mutual funds) are reported at fair value based on the quoted market prices of the funds which represents the net asset value of shares held by the Plan at year-end. The Ameriserv Financial, Inc. (Company) common stock and Sky Financial common stock are valued at quoted market price.  Investments in common or collective funds are at values quoted by the trust. Participant notes receivable are valued at cost which approximates fair value.

Purchases and sales of securities are recorded on a trade-date basis.  Interest income is recorded on the accrual basis.  Dividends are recorded on the ex-dividend date.

Estimates:

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires the plan administrator to make estimates and assumptions that affect certain reported assets, liabilities and changes therein, and disclosures.  Actual results may differ from those estimates.  The Plan relies significantly on the use of estimates in determining the fair value of the common or collective funds.  The financial statements include six common or collective funds, with an estimated fair value of $8,500,748, whose value has been estimated using the quoted market prices of the underlying investments of each portfolio.  An estimated unit price of $10 was used as a beginning price per share when each portfolio was first established as an investment option for the Company’s benefit plans in 2002.  Because of the inherent subjectivity in any valuation, the estimated value may differ significantly from the value that would have been used had a ready market for the securities existed, and the difference could be material.

Payment of Benefits:

Benefits are recorded when paid.

NOTE 3:     INVESTMENTS

The Plan’s investments are participant directed.  The following presents investments that represent 5 percent or more of the Plan’s net assets.

December 31, 2003
Dodge & Cox, 12,317 shares	$899,631
Fidelity Magellan, 11,935 shares	1,166,550
SEI Stable Asset Money Market, 979,958	979,958
Pathroad Balanced Growth & Income, 274,106 shares	3,017,908
Pathroad Capital Appreciation, 118,715 shares	1,333,166
Pathroad Conservative Growth & Income, 236,909 shares	2,681,812

During 2003, the Plan’s investments (including investments bought, sold and held during each year) appreciated (depreciated) in value by $692,451, as follows:

2003
Mutual funds	$294,192
Common or collective funds	330,518
Sky Financial common stock	11,590
Ameriserv Financial, Inc common stock	56,151
$692,451

NOTE 4:  RELATED PARTY TRANSACTIONS

Investment Activity:

As explained in Note 1, one of the Plan’s investment options is Ameriserv Financial, Inc. common stock.  Ameriserv, Inc. is the holding company of Ameriserv Financial Bank in Johnstown, Pennsylvania (the “Employer”).

The following is a summary of the investment activity of Ameriserv Financial, Inc. common stock:

2003
Market value at year end	$463,100
Number of shares held at year end	92,620
Original cost at year end	$411,801

Purchase price of shares in current year	$104,254
Number of shares purchased in current year	22,723

Sale price of shares in current year	$47,281
Number of shares sold in current year	9,643
Realized gain (loss) on sales in current year	$4,852
Unrealized appreciation (depreciation) during year	$51,299

Dividend income	$ - 0 -
Accrued dividends at year end	$ - 0 -

Plan’s Trustee:

The Plan’s investments are held by a bank-administered trust fund which is an affiliate of the Plan sponsor.  Ameriserv Trust and Financial Services Company has the authority to purchase and sell investments in accordance with participant direction.  The cash account is used by the Ameriserv Trust and Financial Services Company to temporarily house uninvested monies.

NOTE 5:  INCOME TAX STATUS

The Plan’s application for determination is presently pending approval from the Internal Revenue Service.  The Plan’s Trustees do no expect any difficulty in receiving a favorable determination.

NOTE 6:   TERMINATION

Although it has not expressed any intent to do so, the Bank has the right under the Plan to terminate the Plan, at any time, subject to the provisions of ERISA.

NOTE 7:  ROLLOVERS

The following rollovers occurred as a result of employees transferring amounts from other qualified plans.  The rollovers are included on the statement of changes in net assets available for benefits in the participant contributions.

2003	$8,237

NOTE 8:  RECONCILIATION OF DIFFERENCES BETWEEN THESE FINANCIAL STATEMENTS AND THE FINANCIAL INFORMATION REQUIRED ON FORM 5500

2003

Net assets available for benefits as presented in these financial statements	$16,680,829
Benefits payable to participants	- 0 -
Net assets available for benefits as presented on Form 5500	$16,680,829

Net increase in net assets available for benefits as presented in these financial statements	$16,680,829
(Increase) decrease in benefits payable from previous year	- 0 -
Net increase in net assets available for benefits as presented on Form 5500	$16,680,829

NOTE 9:   BENEFITS PAYABLE

There are no benefits payable to persons who have withdrawn from participation in the earnings and operations of the Plan included in net assets available for benefits at December 31, 2003.

Amounts allocated to withdrawing participants are recorded on the Form 5500 for benefit claims that have been processed and approved for payment prior to December 31, but not yet paid as of that date. As noted in Note 8, there are no outstanding benefit claims to be recorded on the Form 5500 as of December 31, 2003.

NOTE 10:  PLAN MERGER

The Plan was established with the merger of the Company’s three defined contribution plans: the Collectively Bargained 401(k) Plan, the Noncollectively Bargained 401(k) Plan, and the Profit Sharing Plan.

The assets of the two original 401(k) plans were transferred in-kind into the new Plan.  The assets of the original profit sharing plan were liquidated and transferred to the new Plan’s investments based on participant-directed allocations.

The amount transferred into the Plan in October 2003 is as follows:

Amounts Transferred In-Kind:
Collectively Bargained 401(k)	$2,398,687
Noncollectively Bargained 401(k)	4,039,999
$6,438,686

Amounts liquidated and re-allocated to new plan:
Profit Sharing Plan	$9,346,349

Cash principal transferred	$25

Total Amount Transferred Into Plan	$15,785,060

The total amount transferred in includes income receivable due from the original plans of $1,574 and participant cash balances from the profit sharing plan of $54,439.  The participant cash balances consist of those balances that were not transferred to the new plan as of December 31, 2003 because a signed investment option form had not been received by the participant.

AMERISERV FINANCIAL 401(k) PROFIT SHARING PLAN

Schedule H, Line 4i — Schedule of Assets (Held At End of Year)

December 31, 2003

Investment Type/ Shares Held	Description	Original Cost	Fair Value

Common stock:
92,620 shares	Ameriserv Financial, Inc common stock *	$411,801	$463,100
5,151 shares	Sky Financial (formerly Three Rivers Bancorp, Inc.)	122,027	133,617
	Total Common Stocks	$533,828	$596,717

Mutual Funds:
286 shares	Alger Institutional Largecap Growth	$3,077	$3,220
3,319 shares	Alger Institutional Midcap Growth	49,419	50,714
5,124 shares	Clipper	437,048	450,732
12,317 shares	Dodge & Cox Balanced Funds	851,794	899,631
186 shares	Federated Capital Appreciation	4,196	4,442
12,132 shares	Federated Kaufmann Fund	58,986	60,176
19,854 shares	Fidelity Low-Priced Stock	647,445	694,505
11,935 shares	Fidelity Magellan	1,104,842	1,166,550
1,775 shares	Franklin Biotechnology Discovery	82,301	85,058
10,277 shares	Franklin Mutual Beacon	135,915	147,880
655 shares	Goldman Sachs Global Income	9,439	9,099
733 shares	Goldman Sachs Research Select List	4,357	4,613
203 shares	Invesco Financial Services	5,632	5,984
1,073 shares	Janus Growth & Income	28,949	31,034
6,008 shares	Legg Mason Value Trust	329,115	350,048
1,395 shares	Longleaf Partners	39,496	41,807
2,453 shares	Northern Technology	26,860	28,134
16,332 shares	Pimco Total Return	175,653	174,914
6,414 shares	T. Rowe Price Equity Income	145,023	154,956
12,629 shares	Templeton Foreign	127,841	134,371
9,261 shares	Tweedy, Browne Global Value	169,476	181,058
12,941 shares	Vanguard GNMA	135,533	135,877
494 shares	Vanguard Health Care	55,269	59,545
5,674 shares	Vanguard Institutional Index	541,224	577,548
1,733 shares	Vanguard Primecap	88,170	91,900
27,082 shares	Vanguard Short-Term Federal	287,165	286,533
4,493 shares	Vanguard Total Bond Market Index	45,898	46,318
2,424 shares	Vanguard U.S. Growth	35,204	36,750
1,622 shares	White Oak Growth Stock	53,874	57,088
	Total Mutual Funds	$5,679,201	$5,970,485

Common/Collective Funds:
274,106 shares	Pathroad Balanced Growth & Income	$2,890,669	$3,017,908
118,715 shares	Pathroad Capital Appreciation & Income	1,268,754	1,333,166
43,954 shares	Pathroad Conservative Fixed Income	461,129	465,031
236,909 shares	Pathroad Conservative Growth & Income	2,593,903	2,681,812
28,359 shares	Pathroad Intermediate Term Fixed Income	308,580	315,065
62,354 shares	Pathroad Long-Term Equity	649,140	687,766
	Total Common/Collective Funds	$8,172,175	$8,500,748

Money Market Fund:
367,402 shares	Goldman Sachs Financial Square Prime Obligations	$367,402	$367,402
979,958 shares	SEI Stable Asset Money Market fund	979,958	979,958
	Total Money Market Funds	$1,347,360	$1,347,360

Notes Receivable:	Participant loans, interest rates of 6.25 to 12.49%, maturity of 1 to 5 years, payable in semi-monthly payments withheld from participants payroll	$154,239	$154,239

	Total Assets Held for Investment	$15,886,803	$16,569,549

*  Represents a party in interest

See Notes to Financial Statements.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Trustees of the Ameriserv Financial 401(k) Profit Sharing Plan have duly caused this annual report to be signed on its behalf by the undersigned thereunto duly authorized.

Dated: June 29, 2004	Financial 401(k) Profit Sharing Plan

Ameriserv Trust and Financial Services Company, as Trustee

	By	/s/ Nicholas E. Debias, Jr.
Nicholas E. Debias, Jr.,
Vice President

Exhibit Index

Exhibit

1.	Consent of Barnes, Saly & Company, LLP	23.1